

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque , Iowa 52001

Re: Heartland Financial USA, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 2.1 Purchase and Assumption Agreement between Illinois Bank & Trust, Rockford Bank and Trust Company, and QCR Holdings, Inc., dated August 13, 2019
Filed November 6, 2019
File No. 001-15393

Dear Mr. McKeag:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance